SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

NEWS RELEASE

For Further Information:

Juan Diuana Investor Relations Masisa S.A. (56 2) 707-8710 Email: jdiuana@masisa.cl Internet: www.masisa.com	Patrick Kilhaney Citigate Financial Intelligence (212) 840-0008 ext. 273 Email: patrick.kilhaney@citigatefi.com

MASISA S.A. REPORTS CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR
ENDED DECEMBER 31, 2002

(Santiago, Chile, March 21, 2003) -- Masisa S.A. - (NYSE: MYS), South America's leading particle board, MDF and OSB manufacturer, today announced its consolidated financial results stated in Chilean GAAP for the fourth quarter and the year ended December 31, 2002.

Masisa reported a net income of Ch$ 10,477 million (US$ 14.6 million) for the year ended December 31, 2002, which represents a 50.5% decrease when compared to the previous year. This decrease is partially explained by a charge of Ch$ 3,752 million (US$ 5.2 million) due to exchange difference and price level restatement, mainly resulting from the Argentine devaluation.

During 2002, the Company's gross profit decreased by 20.8% when compared to 2001. Revenues amounted to Ch$ 161,983 million (US$ 225.4 million), representing a slight decrease of 0.7% compared to the previous year, while cost of sales increased by 9.1%. Since SG&A expenses decreased by 14.2%, Masisa's operating income reached Ch$ 21,432 million (US$ 29.8 million), which represents a 26.4% decrease compared to the year 2001. Thus, the operating margin for 2002 was 13.2%, compared to a 2001 operating margin of 17.8%. This decrease in the operating margin is mainly due to the adverse macroeconomic environment in Latin America.

During 2002, consolidated particleboard volume sales increased by 15.7%, reaching 538,258 m3. In the case of MDF, consolidated volume sales increased by 13.3%, reaching 674,403 m3.

Total consolidated OSB sales reached 89,357 m3 during 2002, representing an increase of 1,506.9%, reflecting the start-up of the new plant in Brazil. Masisa do Brasil's OSB plant became fully operational in 2002. It is the largest and most modern plant of its kind in Latin America and has an annual capacity of 350,000 cubic meters.

FINANCIAL HIGHLIGHTS

For the year ended December 31, 2002:

The table below shows Masisa's consolidated financial highlights for the year ended December 31, 2002 and the percentage variance when compared to 2001, both in pesos and dollars as of December 31, 2002.

Earnings per ADS for 2002 were US$ 0.47 and EPS were Ch$ 11.28, compared to US$ 1.02 and Ch$ 22.92 for 2001.

For the fourth quarter ended December 31, 2002:

The table below shows Masisa's consolidated financial highlights for the fourth quarter of 2002 and the percentage variance when compared to fourth quarter 2001 figures, both in pesos and dollars as of December 31, 2002.

Earnings per ADS for the fourth quarter of 2002 were US$ 0.01 and EPS were Ch$ 0.17, compared to losses per ADS of US$ 0.02 and Ch$ 0.55 for the fourth quarter of 2001.

Sales Breakdown and Production Highlights

Masisa's consolidated revenues for the years 2002 and 2001, broken down by market, are as follows:

Total sales* breakdown in cubic meters for the year are as follows:

Total sales for particleboard, MDF and OSB were 1,302,018 m3, which represents a 22.1% increase when compared to the year 2001. Door sales were 391,344 m2, which represents an 8.1% increase in comparison to 2001.

Total sales breakdown in cubic meters for the fourth quarter are as follows:

Total sales for particleboard, MDF and OSB were 345,164 m3, which represents a 25.1% increase when compared to the fourth quarter of 2001. Door sales were 93,827 m3, which represents a 7.4% increase in comparison to the fourth quarter of 2001.

Production costs for raw boards for the months of December 2002 and December 2001 are broken down as follows:

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in Latin America of MDF, OSB and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 84% of the particleboard sold in Chile, 37% of the particleboard in Argentina and 16% of the particleboard in Mexico, 53% of the MDF in Chile, 73% in Argentina and 31% in Brazil. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

- TABLES TO FOLLOW -

The tables below are adjusted for general price-level changes and expressed in millions of constant pesos as of Dec 31, 2002. All statements are presented according to Chilean GAAP.

For illustrative purposes only, Chilean pesos of each period have been translated to U.S. dollars at the observed exchange rate as of December 31, 2002 (US$1 = Ch$ 718.61) and as of December 31, 2001 (US$ 1 = Ch$ 654.79). All statements are presented according to Chilean GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2003

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.